UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Room 1207, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100012

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F  ☐

Recent Developments Relating to Previously Disclosed Litigation

Beijing, China, October 23, 2026 -- 9F Inc. (“9F” or the “Company”) (NASDAQ: JFU), a digital technology service provider aiming to empower institutional partners with advanced financial technologies, today announced recent developments relating to previously disclosed litigation. As previously disclosed in its SEC filings, in 2021, the Company was named as a defendant in a consolidated class action lawsuit captioned Holland v. 9F Inc. et al., No. 2:21-cv-00948 (United States District Court for the District of New Jersey) (the “Federal Court Action”). On April 8, 2026, the District Court issued an order administratively terminating the entire action pending consummation of the settlement. On October 16, 2026, the parties entered into a settlement agreement to settle the Federal Class Action on terms that were negotiated at arms length between the parties. As agreed by the parties, the settlement agreement expressly provides that the settlement does not constitute an admission or concession that the claims asserted in the Federal Court Action had any merit, or of any fault, liability, or wrongdoing on the part of any defendant. Under the terms of the settlement agreement, all defendants and other released parties in the action will receive a full release of all claims asserted, or that could have been asserted, in the Federal Court Action arising out of the same allegations, transactions and facts and relating to the purchase or disposition of its ADSs during the settlement class period.

The settlement agreement is filed with the court on October 21, 2026 and remains subject to the requisite court approvals.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

By:	/s/ Lei Liu
Name:	Lei Liu
Title:	Chief Executive Officer

Date: October 23, 2026

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